Exhibit (e)

DIVIDEND REINVESTMENT PLAN
OF
CAIS SPORTS, MEDIA AND ENTERTAINMENT FUND

CAIS Sports, Media and Entertainment Fund, a Delaware statutory trust (the “Fund”), hereby adopts the following plan (the “Plan”) with respect to cash dividend distributions declared by its Board of Trustees on the Company’s shares of beneficial interest (the “Shares”).

1.	Unless a shareholder specifically elects to receive cash pursuant to paragraph 4 below, all cash dividend distributions hereafter declared by the Fund’s Board of Trustees, net of any applicable U.S. withholding tax, shall be reinvested by the Fund in the same class of Shares held by such shareholder in whole and fractional Shares on behalf of each shareholder, and no action shall be required on such shareholder’s part to receive such Shares. If participating in the Plan, a shareholder is required to include all of the Shares owned by such shareholder.

2.	Such cash dividend distributions shall be payable on such date or dates (each, a “Payment Date”) as may be fixed from time to time by the Board of Trustees to shareholders of record at the close of business on the record date(s) established by the Board of Trustees for the cash dividend distributions involved.

3.	The Fund intends to use Shares either newly issued, including fractions, or repurchased from shareholders by the Fund and held as treasury stock to implement the Plan. The number of Shares to be issued to a shareholder that has not elected to receive its dividends in cash in accordance with paragraph 4 below (each, a “Participant”) shall be determined by dividing the total dollar amount of the distribution payable to such Participant by the net asset value per share of the Fund’s Shares as of the valuation date fixed by the Board of Trustees for such dividend (such date, the “Valuation Date,” and such net asset value, the “Reference NAV”). Distributions on fractional Shares will be credited to each Participant’s account to three decimal places.

4.	A shareholder may elect to receive any portion of its cash dividend distributions in cash. Shareholders who elect not to participate in the Plan will receive all distributions in cash paid to the shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). To exercise this option, such shareholder shall notify the Fund and the Fund’s transfer agent, Ultimus Fund Solutions, LLC (the “Administrator”), in writing at CAIS Sports, Media and Entertainment Fund, c/o Ultimus Fund Solutions LLC, Via Regular Mail: P.O. Box 4607, Cincinnati, Ohio 45246 or Via Overnight Mail: 225 Pictoria Dr., Suite 450, Cincinnati, OH 45246. Such notice must be received by the Administrator at least thirty (30) days prior to the record date of the distribution (or the date the distribution is declared, if different from the record date) or the shareholder will receive such distribution in Shares through the Plan. Such election shall remain in effect until the shareholder shall notify the Administrator in writing of such shareholder’s desire to change its election, which notice shall be delivered to the Administrator no later than the record date fixed by the Board of Trustees for the first distribution for which such shareholder wishes its new election to take effect.

5.	Shares issued pursuant to the Plan in connection with any cash dividend shall be issued to each Participant (i) in the event that the applicable Reference NAV has been approved by the Fund’s Board of Trustees (or a committee thereof) prior to the Payment Date of such cash dividend, on the Payment Date or (ii) otherwise, promptly upon the date such approval has been provided by the Fund’s Board of Trustees. All Shares issued pursuant to the Plan shall be issued in non-certificated form and shall be credited to such Participant on the books and records of the Fund. Shares issued pursuant to the Plan will have the same voting rights as the Shares acquired by subscription to the Fund.

6.	In the case of shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the Plan, the Administrator will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the Plan.

7.	The Administrator will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Administrator will hold Shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those Shares purchased pursuant to the Plan. The Administrator will distribute all proxy solicitation materials, if any, to participating shareholders. Each Participant, nevertheless, has the right to request certificates for whole and fractional Shares owned. The Fund will issue certificates in its sole discretion.

8.	The Administrator will confirm to each Participant each issuance of shares made to such Participant pursuant to the Plan as soon as practicable following the date of such issuance.

9.	Administrative fees, if any, associated with the Plan will be paid by the Fund. There will be no direct expenses to Participants for the administration of the Plan. There is no direct service charge to Participants with regards to purchases under the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants.

10.	The automatic reinvestment of dividends will not relieve Participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

11.	The Plan may be terminated by the Fund upon notice in writing mailed to each Participant at least thirty (30) days prior to the effectiveness of such termination. The Fund may suspend the Plan at any time without notice to the participants.

12.	These terms and conditions may be amended or supplemented by the Fund at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each participant appropriate written notice at least thirty (30) days prior to the effective date thereof. The amendment shall be deemed to be accepted by each participant unless, prior to the effective date thereof, the Administrator receives notice of the termination of the Participant’s account under the Plan. Any such amendment or supplement may include an appointment by the Administrator in its place and stead of a successor agent under the terms and conditions agreed upon by the Fund, with full power and authority to perform all or any of the acts to be performed by the Administrator as agreed to by the Fund.

13.	The Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by its negligence, bad faith or willful misconduct of the Administrator or its employees. Neither the Fund nor the Administrator will be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws. Notwithstanding the foregoing, liability under applicable U.S. federal securities laws cannot be waived.

14.	These terms and conditions shall be governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction.

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